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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)


                         INSIGNIA FINANCIAL GROUP, INC.
                      (f/k/a INSIGNIA/ESG HOLDINGS, INC.)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                           45767A 10 5 (Common Stock)
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Andrew L. Farkas
                         Insignia Financial Group, Inc.
                                 200 Park Avenue
                            New York, New York 10166
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 9, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)






(SC13D-07/98)

CUSIP No. 45767A 10 5         SCHEDULE 13D                   Page 2  of  7 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Andrew L. Farkas
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentially Omitted)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not applicable

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         945,452

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    976,386
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         945,452

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    976,386

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,921,838

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.6%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN

--------------------------------------------------------------------------------

CUSIP No. 45767A 10 5          SCHEDULE 13D                   Page 3  of 7 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Metro Shelter Directives, Inc.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentially Omitted)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not applicable

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         None

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    976,141
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    976,141

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     976,141

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.5%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO


--------------------------------------------------------------------------------

CUSIP No. 45767A 10 5         SCHEDULE 13D                   Page 4  of  7 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     F III, Inc.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentially Omitted)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not applicable

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         None

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    245
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    245

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     245

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     less than 1%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                Amendment No. 3
                                       to
                           Statement on Schedule 13D
                             Pursuant to Rule 13d-1
                                   under the
                  Securities Exchange Act of 1934, As Amended

The undersigned hereby amend Items 2, 4 and 5 of the Statement on Schedule 13D, as previously amended, filed on their behalf with the Securities and Exchange Commission. Unless otherwise indicated, capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in such previously filed Statement on Schedule 13D, as amended.

Item 2. Identity and Background.

Item 2 is amended by deleting paragraph (e) (regarding R.A.F. Resources), paragraph (g) (regarding Metropolitan Asset Group, Ltd.) and the last paragraph. The last paragraph should be replaced with the following:

AF, MSD and F III are collectively referred to herein as the "Reporting Persons." The Reporting Persons constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years. None of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

Item 4. Purpose of Transaction.

Item 4 is amended by replacing the first paragraph with the following:

In February 2000, R.A.F. Resources transferred 117,504 shares of Common Stock to AF, a general partner of R.A.F. Resources. As a result of such transfer, R.A.F. Resources has no remaining shares of Common Stock and R.A.F. Resources has ceased to be a Reporting Person or a member of the AF reporting group.

Item 5.  Interest in Securities of the Issuer

Item 5 is amended by replacing the existing information with the following:

     As of May 4, 2001, the Reporting Persons beneficially held interests in the Common Stock as follows:


                                    Beneficial Ownership          Voting Power         Dispositive Power
                                    ====================          ============         =================
                                                  % of
Reporting Person                    Shares     Outstanding      Sole       Shared       Sole       Shared
================                    ======     ===========      ====       ======       ====       ======

Metro Shelter Directives, Inc.      976,141       4.5%              --     976,141          --     976,141
F III, Inc.                             245        *                --         245          --         245
Andrew L. Farkas                  1,921,838       8.6%         945,452     976,386     945,452     976,386
---------------------
         *Less than 1%


     MSD's beneficial ownership of Common Stock includes its direct ownership of 976,141 shares. MSD's shared voting and dispositive power results from its relationship with AF, its sole stockholder.

     F III's beneficial ownership of Common Stock includes its direct ownership of 245 shares. F III's shared voting and dispositive power results from its relationship with AF.

     AF's beneficial ownership of Common Stock includes (i) 425,448 shares directly owned by AF,(ii) 976,141 shares directly owned by MSD, (iii) 520,004 shares subject to options and warrants directly owned by AF which are currently exercisable or will become exercisable within the next 60 days and (iv) 245 shares directly owned by F III. AF's shared voting and dispositive power results from his relationships as the sole stockholder of MSD and F III.

Acquisitions and Dispositions During the Past 60 Days

     On March 9, 2001, AF received a distribution of 166,666 shares of Common Stock from a trust of which he was a beneficiary.

     On each of April 1, 2001 and May 1, 2001, AF became the beneficial owner of 27,778 shares of Common Stock subject to options and warrants which will vest and become exercisable on June 1, 2001 and July 1, 2001, respectively. Such options and warrants are part of a grant on January 14, 2000 of options and warrants to purchase 1,000,000 shares of Common Stock which vest and become exercisable at the rate of 27,778 per month on the first day of each month commencing on February 1, 2000 and ending on January 1, 2001.

     AF is also the holder of options to purchase 50,000 shares of Common Stock. Such options were granted on September 21, 1998 and vest and become exercisable at the rate of 10,000 per year commencing on September 21, 1999 and ending on September 21, 2003.

     Except  as  noted  above,   the  Reporting   Persons  did  not  effect  any
transactions in the Common Stock during the past 60 days.

                                    SIGNATURES


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:  May 4, 2001

                                        /s/ Andrew L. Farkas
                                        ----------------------------------------
                                        Andrew L. Farkas, individuallly

                                        Metro Shelter Directives, Inc.



                                        By:  /s/ Andrew L. Farkas
                                             -----------------------------------
                                             Andrew L. Farkas
                                             President


                                        F III, Inc.


                                        By:  /s/ Andrew L. Farkas
                                             -----------------------------------
                                             Andrew L. Farkas
                                             President




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